UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Strategic Diagnostics Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

862700101
(CUSIP Number)
George Lee
General Counsel
SRB Management, L.P.
300 Crescent Court, Ste. 1111
Dallas, Texas 75201
(214) 756-6056
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  862700101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Steven R. Becker

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	2,150,739
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	2,150,739
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,150,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):   Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 10.6.%*

14.	Type of Reporting Person (See Instructions): HC/IN

*Based on 20,364,541 shares of common stock issued and outstanding as of September 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange for the quarterly period ended September 30, 2007.

Cusip No.  862700101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

BC Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: Texas

Number of	7.	Sole Voting Power:	2,150,739
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	2,150,739
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,150,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):   Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 10.6.%*

14.	Type of Reporting Person (See Instructions): HC/CO

*Based on 20,364,541 shares of common stock issued and outstanding as of September 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange for the quarterly period ended September 30, 2007.

Cusip No.  862700101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

SRB Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: Texas

Number of	7.	Sole Voting Power:	2,150,739
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	2,150,739
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,150,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):   Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 10.6.%*

14.	Type of Reporting Person (See Instructions): IA/PN

*Based on 20,364,541 shares of common stock issued and outstanding as of September 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange for the quarterly period ended September 30, 2007.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the “Common Stock”) of Strategic Diagnostics Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 111 Pencader Drive, Newark, DE 19702.

Item 2.	Identity and Background.

(a) The persons filing this statement (collectively, the “Reporting Persons”) are Steven R. Becker, BC Advisors, LLC, a Texas limited partnership (“BCA”) and SRB Management, L.P., a Texas limited partnership (“SRB Management”).

BCA is the general partner of SRB Management, which is the general partner and investment manager for SRB Greenway Capital, L.P., a Texas limited partnership (“SRBGC”), SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership (“SRBQP”), and SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership (“SRB Offshore”) SRBQP, SRB Offshore and SRBGC are collectively referred to as the “Greenway Funds”. Mr. Becker is the sole managing member of BCA.

(b)	The business address of the Reporting Persons is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

(c)	The principal business of the Reporting Persons is serving as investment manager of the Greenway Funds.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Becker is a United States citizen. SRB Management and BCA are Texas limited partnerships.

Item 3.	Source and Amount of Funds or Other Consideration.

All funds used to purchase the Common Stock set forth herein on behalf of the Reporting Persons have come from the assets of the Greenway Funds. The aggregate amount of funds used in purchasing the securities set forth herein was $6,754,681.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities of the Company reported on this Schedule 13D for the accounts of the Greenway Funds because they believed such securities represented an attractive investment. After consideration of the Issuer's business and operations, the Reporting Persons have decided to engage the management and board of directors of the Company in constructive discussions with a goal to improve the Company’s business and operations, and enhance shareholder value. The Reporting Persons may, among other things, suggest to the Company that certain individuals should become members of the Company’s board of directors.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)
The Reporting Persons are the beneficial owners of 2,150,739 shares of Common Stock for the accounts of the Greenway Funds, including 1,826,675 shares for the account of SRBQP, 222,964 shares for the account of SRBGC and 101,100 shares for the account of SRB Offshore.

(b)	Each of the Reporting Persons has the sole power to vote and direct the disposition of the shares of Common Stock for which it is deemed to be the beneficial owner.
(c)	Not applicable.
(d)	Not applicable.

Item 6.	Contracts, Arrangement, Understanding or Relationships with respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2008

/s/ Steven R. Becker
Steven R. Becker

BC ADVISORS, LLC

By: /s/ Steven R. Becker

Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By: /s/ Steven R. Becker

Steven R. Becker, Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of STRATEGIC DIAGNOSTICS INC. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 14, 2008.

BC ADVISORS, LLC

By: /s/ Steven R. Becker

Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By: /s/ Steven R. Becker

Steven R. Becker, Member

/s/ Steven R. Becker

Steven R. Becker